KIRKLAND LAKE GOLD COMPLETES ACQUISITION OF SHARES OF NOVO RESOURCES CORP.

Toronto, Ontario – May 30, 2018 - Kirkland Lake Gold Ltd. (“Kirkland Lake Gold” or the “Company”) (TSX:KL) (NYSE:KL) (ASX:KLA) today announced that, further to the Company’s press release dated May 10, 2018, the Company has completed the acquisition of 4,000,000 common shares (the “Shares”) of Novo Resources Corp. (“Novo”). Pursuant to the share purchase agreement entered into between the Company and Artemis Resources Ltd., the Company acquired the Shares at a price of C$5.00 per Share for a total purchase price of C$20 million. As a condition of closing, Novo has consented to the sale of the Shares and the removal of any resale restrictions. (See Kirkland Lake Gold Press Release dated May 10, 2018 filed on SEDAR.)

A copy of the early warning report filed pursuant to National Instrument 62-103 – The Early Warning System and Related Take-Over Bid and Insider Reporting Issues was filed on the SEDAR profile of Novo and may also be obtained by contacting the Company at 416-840-7884 or by email at info@klgold.com.

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd. is a mid-tier gold producer that in 2018 is targeting over 620,000 ounces of gold production from mines in Canada and Australia. The production profile of the company is anchored from two high-grade, low-cost operations, including the Macassa Mine located in Northeastern Ontario and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management and operational expertise.

FOR FURTHER INFORMATION PLEASE CONTACT

Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884, E-mail: tmakuch@klgold.com

Mark Utting, Vice-President, Investor Relations
Phone: +1 416-840-7884, E-mail: mutting@klgold.com